Exhibit 99.29

CONSENT OF EXPERT
March 30, 2023
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

WSP Canada, Inc., as a company whose principal business is providing engineering or geoscientific services, and whose business gives authority to a statement made by the company, hereby consents to:

(a)The filing of the written disclosure regarding: quotation, inclusion or summary of those portions prepared by WSP of the Technical Report, Skouries Project, Greece, effective January 22, 2022; and
(b)The use of WSP’s name in (i) the Annual Information Form for the year ended December 31, 2022 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2022 (the “Form 40-F”), and (ii) the Registration Statements on Form S-8 of the Company (File Nos. 333-103898, 333-107138, 333-122683, 333-145854, 333-153894, 333-160349, 333-176184, 333-180504, 333-197861, 333-230600 and 333-261772) incorporating by reference the Company’s AIF and Form 40-F.
WSP CANADA, INC.

/s/Richard Kiel
Authorized Signatory

Richard Kiel, P.E